UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

Under the Securities Exchange Act of 1934

(Amendment No.     )

Acumen Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

00509G209

(CUSIP Number)

July 6, 2021

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons Sands Capital Ventures Discovery Fund III, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 1,124,729 shares of Common Stock
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,124,729 shares of Common Stock

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,124,729 shares of Common Stock
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 2.91%(1)
12	Type of Reporting Person PN

(1)

The calculation of beneficial ownership of the Reporting Persons (as defined below) is based on 38,651,795 shares of Common Stock issued and outstanding as of July 6, 2021, as reported by the Issuer in its prospectus supplement filed with the Securities and Exchange Commission pursuant to Rule 424(b)(4) under the Securities Act of 1933, as amended, on July 6, 2021.

1	Names of Reporting Persons Sands Capital Global Venture Fund II, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 1,146,173 shares of Common Stock
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,146,173 shares of Common Stock

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,146,173 shares of Common Stock
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 2.97%(1)
12	Type of Reporting Person PN

(1)

The calculation of beneficial ownership of the Reporting Persons (as defined below) is based on 38,651,795 shares of Common Stock issued and outstanding as of July 6, 2021, as reported by the Issuer in its prospectus supplement filed with the Securities and Exchange Commission pursuant to Rule 424(b)(4) under the Securities Act of 1933, as amended, on July 6, 2021.

1	Names of Reporting Persons Sands Capital Life Sciences Pulse Fund, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 1,146,173 shares of Common Stock
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,146,173 shares of Common Stock

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,146,173 shares of Common Stock
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 2.97%(1)
12	Type of Reporting Person OO

(1)

The calculation of beneficial ownership of the Reporting Persons (as defined below) is based on 38,651,795 shares of Common Stock issued and outstanding as of July 6, 2021, as reported by the Issuer in its prospectus supplement filed with the Securities and Exchange Commission pursuant to Rule 424(b)(4) under the Securities Act of 1933, as amended, on July 6, 2021.

1	Names of Reporting Persons Frank M. Sands
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 3,417,075 shares of Common Stock (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 3,417,075 shares of Common Stock (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,417,075 shares of Common Stock (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 8.84% (1)(2)
12	Type of Reporting Person IN

(1)

This includes 1,124,729 shares of Common Stock that are directly owned by Sands Capital Ventures Discovery Fund III, L.P. (“Sands Discovery Fund”), 1,146,173 shares of Common Stock that are directly owned by Sands Capital Global Venture Fund II, L.P. (“Sands Venture Fund”), and 1,146,173 shares of Common Stock that are directly owned by Sands Capital Life Sciences Pulse Fund, LLC (“Sands Pulse Fund”). Sands Capital Ventures Discovery Fund III-GP, LLC (“Sands Discovery GP”) is the general partner of Sands Discovery Fund. Sands Capital Global Venture Fund II-GP, L.P. (“Sands Venture GP L.P.”) is the general partner of Sands Venture Fund, and Sands Capital Global Venture Fund II-GP, LLC (“Sands Venture GP LLC”) is the general partner of Sands Venture GP L.P. Frank M. Sands holds ultimate voting and investment power over securities held by Sands Discovery Fund, Sands Venture Fund and Sands Pulse Fund, and thus may be deemed to beneficially own a total of 3,417,075 shares of Common Stock.

(2)

The calculation of beneficial ownership of the Reporting Persons (as defined below) is based on 38,651,795 shares of Common Stock issued and outstanding as of July 6, 2021, as reported by the Issuer in its prospectus supplement filed with the Securities and Exchange Commission pursuant to Rule 424(b)(4) under the Securities Act of 1933, as amended, on July 6, 2021.

Item 1(a)	Name of Issuer

The name of the issuer to which this filing on Schedule 13G relates is Acumen Pharmaceuticals, Inc. (the “Issuer”).

Item 1(b)	Address of Issuer’s Principal Executive Offices

The principal executive offices of the Issuer are located at 427 Park St. Charlottesville, VA 22902.

Item 2(a)	Name of Person Filing

This Schedule 13G is being filed jointly by Sands Capital Ventures Discovery Fund III, L.P. (“Sands Discovery Fund”), Sands Capital Global Venture Fund II, L.P. (“Sands Venture Fund”), Sands Capital Life Sciences Pulse Fund, LLC (“Sands Pulse Fund”), and Frank M. Sands (together with Sands Discovery Fund, Sands Venture Fund, and Sands Pulse Fund, the “Reporting Persons”).

Sands Capital Ventures Discovery Fund III-GP, LLC (“Sands Discovery GP”) is the general partner of Sands Discovery Fund. Sands Capital Global Venture Fund II-GP, L.P. (“Sands Venture GP L.P.”) is the general partner of Sands Venture Fund, and Sands Capital Global Venture Fund II-GP, LLC (“Sands Venture GP LLC”) is the general partner of Sands Venture GP L.P. Frank M. Sands holds ultimate voting and investment power over securities held by the other Reporting Persons.

Item 2(b)	Address of Principal Business Office or, if None, Residence:

The principal business address of each of the Reporting Persons, Sands Discovery GP, Sands Venture GP L.P., and Sands Venture GP LLC is 1000 Wilson Blvd., Suite 3000, Arlington, VA 22209.

Item 2(c)	Citizenship

Sands Discovery Fund, Sands Venture Fund, Sands Pulse Fund, Sands Discovery GP, Sands Venture GP L.P., and Sands Venture GP LLC are organized under the laws of the State of Delaware. Mr. Sands is a citizen of the United States.

Item 2(d)	Title of Class of Securities

The class of securities of the Issuer to which this Schedule 13G relates is Common Stock, $0.0001 par value per share (“Common Stock”).

Item 2(e)	CUSIP Number

The CUSIP number of the Common Stock is 00509G209.

Item 3	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1) (ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4	Ownership

See rows 5 through 11 of cover pages.

Item 5	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8	Identification and Classification of Members of the Group

Not applicable.

Item 9	Notice of Dissolution of Group

Not applicable.

Item 10	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information in this statement is true, complete and correct.

Dated: July 12, 2021

Sands Capital Ventures Discovery Fund III, L.P.

By:	Sands Capital Ventures Discovery Fund III-GP, LLC, its general partner

By:	/s/ Jonathan Goodman
Name: Jonathan Goodman
Title: General Counsel

Sands Capital Global Venture Fund II, L.P.

By:	Sands Capital Global Venture Fund II-GP, L.P., its general partner

By:	Sands Capital Global Venture Fund II-GP, LLC, its general partner

By:	/s/ Jonathan Goodman
Name: Jonathan Goodman
Title: General Counsel

Sands Capital Life Sciences Pulse Fund, LLC

By:	/s/ Jonathan Goodman
Name: Jonathan Goodman
Title: General Counsel

By:	/s/ Frank M. Sands
Name: Frank M. Sands